FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of MARCH, 2001


                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     HILTON PETROLEUM LTD.
                                     ------------------------------------------
                                     (Registrant)

Date    March 12, 2001               By  /s/ NICK DEMARE
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

                       [HILTON PETROLEUM LTD. LETTERHEAD]

          HILTON PETROLEUM ACQUIRES COMMON SHARES OF TRIMARK OIL & GAS

VANCOUVER,  B.C. - MARCH 12, 2001 -- Hilton  Petroleum Ltd. (CDNX:  HTP / OTCBB:
HTPTF) is pleased to announce that the Company has acquired 1,700,000 common shares (the "Shares") and 1,700,000 warrants (the "Warrants") of Trimark Oil & Gas Ltd. ("Trimark"), by way of a private placement with Trimark. The shares were purchased for investment purposes. Hilton Petroleum now owns 1,960,000 shares and 1,700,000 warrants, representing approximately 18.28% of Trimark's issued shares, assuming Hilton Petroleum exercises its warrants. Trimark owns a 1% working interest in the East Lost Hills Joint Venture in California, a 3% working interest in the Greater San Joaquin Basin Joint Venture and a 43.66668% working interest in the California Regional exploration program. Hilton Petroleum considers these assets to be of significant merit and wishes to ensure it retains sufficient control over the affairs of Trimark to have some influence over these assets. Hilton Petroleum has no current intention to acquire additional Trimark shares. No person acts jointly or in concert with Hilton Petroleum in connection with the acquisition of the Trimark Shares. This news release is being made pursuant to Section 111 of the SECURITIES ACT (British Columbia).

Hilton's Chairman and CEO, Don Busby, reports that, at the East Lost Hills Joint Venture Project in California, the Berkley #2 well has been successfully perforated and well testing procedures are now underway. The Berkley #3 well is drilling ahead at a current depth of 20,600 feet with encouraging developments and the Berkley #4 is drilling ahead at a depth of 15,620 feet, also with encouraging developments.

Hilton Petroleum Ltd. is a Canadian company engaged in exploration, development and production of natural gas and crude oil. Hilton's common shares are listed on the Canadian Venture Exchange under the symbol (CDNX: HTP) and in the United States on the OTC Bulletin Board as (OTC BB: HTPTF). Additional information about Hilton can be found at its Internet Web site: WWW.HILTONPETROLEUM.COM; or by contacting Des O'Kell in Canada at 1-888-303-3361 or Bob Jordan in the United States at 1-888-948-0075 or hilton@mdcgroup.com.


ON BEHALF OF THE BOARD


/s/ Don Busby,
Chairman & CEO


Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although Hilton Petroleum Ltd. believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it gives no assurance that its expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.